Filed by MidSouth Bancorp, Inc. (SEC File No.: 001-11826)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hancock Whitney Corporation

SEC File No.: 001-36872

Date: April 30, 2019

Hancock Whitney Corporation Merger with MidSouth Bancorp, Inc.

Employee FAQ

GENERAL:

Q.	What does this announcement mean for MidSouth Bank?

A.	Our merger with Hancock Whitney allows our clients, employees and shareholders to realize benefits of scale it would have taken years for us to accomplish independently. We have much in common, including a shared culture of client focus and relationship banking. With this merger, we will be able to bring our customers a larger branch network with a larger suite of products, a greater ATM network, and better technologies.

If the two banks were combined today, they would have total assets of $30.2 billion, loans of $21 billion, and deposits of $24.8 billion, using the latest reported numbers.

Q.	Why Hancock Whitney?

A.	Founded in 1899, Hancock Whitney is a $28.2 billion financial organization headquartered in Gulfport, Mississippi. They have locations throughout Mississippi, Alabama, Florida, Louisiana, and Texas offering comprehensive financial products and services, including traditional and online banking; commercial and small business banking; private banking; trust and investment services; healthcare banking; certain insurance services, and mortgage services.

By combining, we will create a bank with the size and scale to compete with the national and super regional banks and further accelerate our progress to generate top-tier financial performance for our shareholders and a rewarding experience for our employees.

Q.	Now that MidSouth Bank has announced its merger into Hancock Whitney, what happens next?

A.	The announced agreement contains several closing conditions that must be satisfied before the merger can be completed. We will now begin the process of obtaining regulatory and shareholder approval and working towards closing the transaction. Between now and the closing date, there will be no substantive changes in MidSouth Bank’s day-to-day business operations and the two companies will continue to operate independently.

Q.	When is the “closing date”?

A.	The closing date is when Hancock Whitney Corporation (the holding company) officially acquires MidSouth Bancorp, Inc., after we receive regulatory and shareholder approval. This is when MidSouth will officially merge with Hancock Whitney and the MidSouth employees will become Hancock Whitney employees. The closing date is still to be determined and will depend on receiving all the necessary approvals. We hope to close later in 2019.

Q.	What will the Executive Organizational structure be for Hancock Whitney?

A.	Hancock Whitney’s Executive Leadership Team led by John Hairston will lead the combined organization. Until the closing date, the MidSouth leadership team will continue to lead MidSouth with a focus on their current business and will be active participants in the integration of their respective functions.

Q.	Will we change our name?

A.	Yes, the bank’s name will change. The combined bank will be named Hancock Whitney. At the time of systems conversion, MidSouth branch locations will convert to the Hancock Whitney name.

Q.	In the interim – until closing – is there anything we should or should not do?

A.	We need each of you to stay focused on delivering a best-in-class customer experience and work to assist in the transition as asked to do so.

Q.	Who will lead the merger integration?

A.	We will form an Integration Management Team with representatives from MidSouth Bank and Hancock Whitney to map out the integration of the two companies. As an added benefit to helping ensure a smooth transition and conversion, Hancock Whitney has a team dedicated to mergers and related integrations. Integration Team membership will be communicated as soon as it is identified, with Managers from both banks to participate.

Q.	How will we receive updates regarding the merger?

A.	MidSouth Bank and Hancock Whitney will maintain consistency on the high level content and timing of communications. However, the medium and tone will be defined by each bank separately. MidSouth employees will receive communications directly from MidSouth management and Hancock Whitney employees will receive communications directly from Hancock Whitney management.

Q.	How will information be shared with our Hancock Whitney counterparts?

A.	Information sharing should take place between MidSouth and Hancock Whitney management counterparts. Any requests for a MidSouth employee to share information with Hancock Whitney must come from a member of MidSouth Bank management. Please promptly ask any questions to a member of MidSouth management. See Q&A below regarding sharing of customer information.

EMPLOYEE IMPACT:

Q.	Will jobs be impacted?

A.	Yes, some jobs will be impacted, but we do not yet know the details. What we can promise you is that we will be as transparent as possible as decisions are made that impact employment. MidSouth Bank and Hancock Whitney are committed to working together to take care of our employees so that we can all focus on taking care of all of our internal and external customers.

Q.	Will my benefits change after the merger?

A.	MidSouth benefits and programs will remain intact for now. MidSouth associates who join Hancock Whitney will transition into Hancock Whitney’s benefits programs after the merger. We will communicate details as soon as they are available.

Q:	Will my role and responsibilities change?

A:	No, not at this time. We will keep you posted on any changes.

Q:	Will my pay change?

A:	No, not at this time.

Q:	Will I report to a new manager or department?

A:	No changes at this time.

CLIENT IMPACT:

Q.	What client system will be used and when is the conversion scheduled?

A.	MidSouth Bank will convert to the Hancock Whitney core applications. The system conversion date is still to be determined, but it is anticipated to occur later this year. A date will be announced as soon as possible. Until systems are converted MidSouth will continue to use its current systems.

Q.	How will this affect our clients?

A.	Please refer to our FAQs for MidSouth clients.

Q.	What do I say if clients ask me questions about this merger?

A.	This is exciting news for our clients. Please feel free to share our press release as appropriate or use the FAQs for MidSouth clients.

Q.	Will MidSouth clients be able to use Hancock Whitney branches?

A.	Not yet. Until the conversion and integration is complete, projected later this year, the MidSouth Bank branches will use different systems than Hancock Whitney branches.

Q.	To what extent should specific client information be shared?

A.	Client information should not be shared with Hancock Whitney counterparts until after the closing date of the merger. Please contact MidSouth management with questions or for guidance in the event you receive a request for client data.

Q.	What should I do if someone from the media contacts me?

A.	Please direct any media inquiries to Ceci Thomassie, Marketing Director (ceci.thomassie@midsouthbank.com) and Lorraine Miller, Chief Financial Officer (lorraine.miller@midsouthbank.com)

Q.	Where can I go to find more information?

A.	We will continue to provide information as more details become available, and we will set up a section on our Intranet to communicate the latest and greatest information. In the meantime, please feel free to reach out to your manager if you have additional questions. Hancock Whitney’s website, https://www.hancockwhitney.com, is a great place to learn more about Hancock Whitney.

Important Cautionary Statement about Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements that we may make include statements regarding our expectations regarding the business combination, our performance and financial condition, the integration of MidSouth with Hancock Whitney, deposit trends, credit quality trends, changes in interest rates, net interest margin trends, future expense levels, future profitability, improvements in expense to revenue (efficiency) ratio, purchase accounting impacts, accretion levels and expected returns. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “forecast,” “goals,” “targets,” “initiatives,” “focus,” “potentially,” “probably,” “projects,” “outlook", or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events. Forward-looking statements are subject to significant risks and uncertainties, including among others: the possibility that expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Hancock Whitney’s and MidSouth’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals for the merger or related transactions are not obtained or the conditions to the parties’ obligations to complete the merger are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks relating to the parties and the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Any forward-looking statement made in this release is subject to the safe harbor protections set forth in the Private Securities Litigation Reform Act of 1995. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward looking statements. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in other periodic reports that we file with the SEC.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Hancock Whitney and MidSouth. In connection with the proposed merger, Hancock Whitney will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MidSouth and a Prospectus of Hancock Whitney, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to MidSouth shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MidSouth shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus when it becomes available, along with any other documents filed by Hancock Whitney and MidSouth with the SEC, and any amendments or supplements to these documents, because they will contain important information regarding the merger and the parties to the merger. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Hancock Whitney and MidSouth, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Hancock Whitney at www.hancockwhitney.com under the heading “SEC Filings” or from MidSouth at www.midsouthbank.com under the heading “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Hancock Whitney Corporation, Hancock Whitney Plaza, 2510 14th Street, Gulfport, Mississippi 39501, Attention: Investor Relations, by calling 504.299.5208, or by sending an e-mail to trisha.carlson@hancockwhitney.com, or by directing a request to MidSouth Bancorp, Inc., 102 Versailles Boulevard, Lafayette, Louisiana 70501, Attention: Investor Relations, by calling 337.593.3143, or by sending an e-mail to lorraine.miller@midsouthbank.com.

Participants in the Solicitation

Hancock Whitney, MidSouth, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Hancock Whitney’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2019. Information regarding MidSouth’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information and Where to Find It.”